Exhibit 99.1

June 20, 2025

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read 3 E Network Technology Group Limited’s Form 6-K dated June 20, 2025, and we agree with the statements set forth in the Form 6-K, insofar as they relate to our firm. We have no basis to agree or disagree with other statements made by the registrant contained therein.

Very truly yours,

/s/ HTL International, LLC
HTL International, LLC
Houston, Texas